LightInTheBox Holding Co., Ltd.

June 28, 2024

VIA EDGAR

Rucha Pandit

Dietrich King

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	LightInTheBox Holding Co., Ltd.
Form 20-F for Fiscal Year Ended March 31, 2023
Filed March 28, 2024
File No. 001-35942

Dear Pandit and King:

LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 6, 2024, regarding its annual report on Form F-20 filed on March 28, 2024 (the “2023 Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Form 20-F for Fiscal Year Ended December 31, 2023

Conventions that Apply to this Annual Report on Form 20-F, page ii

1.	We note that your definition of China and the PRC excludes Hong Kong. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in another appropriate discussion of legal and operational risks applicable to the company.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page ii:

“China” and the “PRC” are to the People’s Republic of China~~, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau~~;

“PRC subsidiaries” are to our subsidiaries incorporated in mainland China.

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An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face. The operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Item 3. Key Information, page 1

2.	We note your representation that "LightInTheBox Holding Co., Ltd. is a Cayman Islands holding company with no material operations of [y]our own" and that you conduct your operations primarily through your "subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands." Please revise to explicitly clarify that you are not a Chinese operating company but a Cayman Islands holding company and disclose that this structure involves unique risks to investors. Explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Please similarly discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Lastly, disclose clearly the entity (including the domicile) in which investors own an interest.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 1:

Our Holding Company Structure

“LightInTheBox Holding Co., Ltd. is not a Chinese operating company but rather a Cayman Islands holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Singapore, Hong Kong, the PRC, the United States and Netherlands. Our holding company structure does provide investors with exposure to foreign investment in China-based companies where Chinese law otherwise prohibits direct foreign investment in the operating companies. Investors in our securities thus are not purchasing equity interest in the operating subsidiaries but instead are purchasing equity interest in LightInTheBox Holding Co., Ltd., a Cayman Islands holding company, and may never directly hold equity interests in the operating subsidiaries. We generate all of our revenue from countries outside the PRC.”

Our corporate structure is subject to risks associated with PRC laws and regulations. If the PRC government finds that the structure for operating our business does not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. The PRC regulatory authorities could also disallow the holding company structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the holding company structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose obligations regarding the collection and handling of personal data in Hong Kong. As of the date of this annual report, our business operations in Hong Kong comply with such laws and regulations. However, if new laws or regulations related to data security in Hong Kong are enacted or promulgated in the future, or the scope of our business operations in Hong Kong changes in the future, such new laws and regulations may have a material impact on our business in Hong Kong.

Our business operations in Hong Kong are also subject to the Competition Ordinance in Hong Kong, which prohibits anti-competitive agreements, abuse of market power and anti-competitive mergers and acquisitions. As of the date of this annual report, no issues relating to the Competition Ordinance or our compliance with the Competition Ordinance have resulted in any material impact on our ability to conduct business. We are not now nor have ever been a party to any inquiries or investigations relating to the Competition Ordinance.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. This section should address, but not necessarily be limited to, the risks highlighted in the forward-looking information and Risk Factors sections. Lastly, please provide cross-references to a more detailed discussion of the individual risks identified here.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with additions shown as underlined):

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Doing Business in China

We generate all of our revenue from countries outside the PRC. However, a portion of our daily operations, including product procurement, website operation and research and development, are conducted primarily through our subsidiaries in China, and we face various risks and uncertainties related to doing business in mainland China. We are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

The mainland China government’s significant authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. For example, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Our business is subject to the laws of various jurisdictions, many of which are unsettled and still developing and could subject us to claims or otherwise harm our business”, “Item 3. Key Information—D. Risk Factors—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” and “Item 3. Key Information—D. Risk Factors—We may be required to obtain approval in the future and may be denied permission from the authorities of mainland China to list on U.S. exchanges, we may not be able to continue listing on U.S. exchange, which could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.” for additional details.

4.	Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with additions shown as underlined):

Page 2 and page 55:

Cash and Asset Flows Through Our Organization

LightInTheBox Holding Co., Ltd., our Cayman Islands holding company may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the years ended December 31, 2021, 2022 and 2023, there were no cash or assets transfer made from LightInTheBox Holding Co., Ltd. to its subsidiaries. For the years ended December 31, 2021, 2022 and 2023, LightInTheBox Holding Co., Ltd. received cash transfers of US$3.2 million, US$2.3 million and US$4.2 million , respectively, from our wholly owned Hong Kong subsidiary, Light In The Box Limited. For the years ended December 31, 2021, 2022 and 2023, no assets other than above cash transactions were transferred between our Cayman Islands holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company. For further details, please see Notes 21 to our audited consolidated financial statements included in this annual report.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to LightInTheBox Holding Co., Ltd. by our subsidiaries. Under the laws and regulations of mainland China, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. However, we generate all cash from operating activities from countries outside of the PRC, and we do not expect to distribute cash from our PRC subsidiaries to subsidiaries outside of mainland China. Currently, there are no restrictions of transferring funds between LightInTheBox Holding Co., Ltd., our Cayman Islands holding company, and its subsidiaries in Hong Kong or other jurisdictions.

See “Item 18. Financial Statements” for additional details.

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: In response to the Staff’s comment, the Company respectfully proposes to add the following paragraphs to “Cash and Asset Flows Through Our Organization” (see the Company’s response to Comment 4) in its future Form 20-F filings (with additions shown as underlined):

We do not expect to rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong subsidiaries. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong subsidiaries in the future, the funds in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong.

6.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: In response to the Staff’s comment, the Company respectfully proposes to add the following paragraphs to “Cash and Asset Flows Through Our Organization” (see the Company’s response to Comment 4) in its future Form 20-F filings (with additions shown as underlined):

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments. Each subsidiary or department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submits it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. Prior to the completion of our initial public offering in June 2013, the sources of funding of the Company and its subsidiaries primarily consisted of capital injections by shareholders and cash generated from operations. For the last three fiscal years, cash transfers and transfers of other assets between LightInTheBox Holding Co., Ltd. and its subsidiaries are disclosed above.

7.	We note your Summary of Risk Factors section on page 3 under Item 3.D. Please relocate your summary of risk factors here instead of Item 3.D. Additionally, please revise your summary of risk factors to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company respectfully proposes to relocate the summary of risks section disclosed on page 3-4 of the 2023 Form 20-F to page 1 in its future Form 20-F filings, and revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with additions shown as underlined):

Page 1 under the section of “Summary of Risk Factors”:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government might exert substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations or hinder our ability to offer or continue to offer securities to investors. In such events, our securities could decline in value or become worthless. For details, see “Risk Factors—The PRC government may exert influence on our operations in mainland China.” of this annual report.

●	Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China could adversely affect us. For details, see “Risk Factors— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” of this annual report.

●	The PCAOB was unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB in the future to conduct inspections over our auditor deprives our investors of the benefits from such inspections. For details, see “Risk Factors— Our ADSs may be delisted under the HFCAA if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.” of this annual report.

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Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.

The operation of our PRC subsidiaries are governed by the laws and regulations of mainland China. The legal system of mainland China is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The interpretation and application of laws and regulations of mainland China including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our business arrangements in certain circumstances, will be determined on an ad hoc basis depending on the facts and circumstances. Laws and regulations are generally not exhaustive and the government authorities have a certain degree of discretion within their scope of authority to interpret and enforce such laws and regulations, and we may not accurately predict the results of their official interpretation and enforcement; these laws and regulations are subject to change in the future and there may be limited advance notice of such changes before they become effective or we may not have the opportunity to address such newly promulgated regulatory requirements in a timely manner. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new laws or regulations of mainland China may have on our business.

Since late 1970s, the government of mainland China has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the legal system of mainland China is based in part on government policies and rules, some of which may have a retroactive effect. In view of the fact that we may be unable to be aware of or foresee some regulations, policies, and internal rules, along with their possible occasional adjustments, we may not become aware of our violation of these policies and rules until sometime after the violation has occurred. Any administrative and court proceedings in mainland China or any jurisdiction where we operate our business may result in additional costs and diversion of resources and management attention. However, since administrative and court authorities have the right to exercise conclusive discretion and judgment in interpreting and implementing statutory and contractual terms, depending on the facts and circumstances, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

8.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with additions shown as underlined):

Page 1:

Recently, the PRC government has initiated a series of regulatory actions and made a number of public statements on offerings that are conducted overseas and/or involve foreign investment in China-based issuers, including the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law (promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021), the Cybersecurity Review Measures (promulgated by Cybersecurity Administration of China, or the CAC, on December 28, 2021 and became effective on February 15, 2022), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures (promulgated by the China Securities Regulatory Commission, or the CSRC and became effective on March 31, 2023), and the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions (promulgated by China Securities Regulatory Commission, Ministry of Finance, State Secrecy Administration, State Archives Bureau and became effective on March 31, 2023).

We do not believe that approval of the cybersecurity review of the CAC is required in connection with the operations through our subsidiaries in mainland China under current laws, regulations and rules of mainland China at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over national security of mainland China. However, we cannot affirm that regulators of mainland China share the same interpretation. According to the Trial Measures, among other things, a domestic company in mainland China that seeks to offer and list securities on overseas markets (either in direct or indirect means) shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. We therefore might be required to file with the CSRC in accordance with the Trial Measures with respect to any new equity offerings we may make in the future. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that authorities of mainland China will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of the PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

We have obtained all approvals and permits that are material for our operations through our PRC subsidiaries under the laws and regulations of mainland China, and we have not been subject to any material administrative penalties from the regulatory authorities of mainland China. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in mainland China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future.

The Holding Foreign Companies Accountable Act, page 2

9.	Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our predecessor auditor, Ernst & Young Hua Ming LLP, was subject to this determination (the “2021 Determinations”). As a result, we were conclusively identified by the SEC as a “Commission-Identified Issuer” on June 1, 2022, following the filing with the SEC on May 2, 2022 of our annual report on Form 20-F for the fiscal year ended December 31, 2021, which contains an audit report issued by Ernst & Young Hua Ming LLP. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. ~~In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.~~ On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022 and vacated the 2021 Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As such, we were not ~~do not expect to be~~ identified as a “Commission-Identified Issuer” under the HFCAA for the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2022. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As such ~~However~~, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our current auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regard to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. Our current auditor, Marcum Asia CPAs LLP, is a registered public accounting firm headquartered in New York and is currently subject to PCAOB’s regular inspections. However, our current auditor’s audit working papers related to us are located in China, which may still create uncertainties about the ability of our current auditor to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of our ADSs. For details, see “Risk Factors—Risks Related to the ADSs—Our ADSs may be delisted under the HFCAA if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.”~~, which is included elsewhere in this prospectus. Recent developments with respect to audits of China-based companies may still also create uncertainty about the ability of our current auditor, Marcum Asia CPAs LLP, to fully cooperate with the PCAOB’s inspection requests without the approval of the relevant PRC authorities. The delisting of our ADSs, or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.~~

Item 3.D Risk Factors, page 3

10.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with additions shown as underlined):

Page 16:

The government of mainland China may exert influence on our operations in mainland China.

The government of mainland China has significant authority to exert influence on the operations of our subsidiaries in mainland China in various aspects in accordance with laws and regulations. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could materially and adversely affect our business, financial condition, and results of operations.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the government of mainland China continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the government of mainland China will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to successfully support our business operations outside mainland China through our subsidiaries in mainland China depends on a number of factors, including macro-economic and other market conditions. Our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	changes in political or social conditions of mainland China;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control.

We may be required to obtain approval in the future and may be denied permission from the authorities of mainland China to list on U.S. exchanges, we may not be able to continue listing on U.S. exchange, which could have a material adverse effect on our business, financial condition and results of operations as well as the trading price of the ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the China Securities Regulatory Commission, or the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed to be Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. Since we listed our ordinary share on the NYSE prior to March 31, 2023, we are not required to make the filing with the CSRC pursuant to the Overseas Listing Trial Measures. We might be required, however, to file with the CSRC for any subsequent offerings. Given the current regulatory environment of mainland China, it is uncertain whether we or will be required to obtain approvals from the government of mainland China to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Revised Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities services providers. As the Revised Confidentiality Provisions has not been enacted for a long time, the interpretation and implementation remain substantially uncertain.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the PRC government authorities in connection with the Opinions. However, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to remain listed on U.S. exchanges in the future, and even when such permission is obtained, whether it will be rescinded in the future. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, explain how you arrived at your conclusion and the basis for your conclusion.

Response: In response to the Staff’s comment, the Company respectfully submits that we believe the recent developments on the regulations promulgated by the Cyberspace Administration of China (the CAC) over cyber security does not appliable to us at this stage.

We are an online retailer selling and delivering products directly to our customers outside the PRC and we generate our revenue from countries outside the PRC. The data we process and our data processing activities are collected from and conducted in the countries where our business operations are based. Further, we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over national security of mainland China. In that case, the Company is of the view that we are subject to the regulations of data security and personal information protection of the countries we conduct our business, rather from China. The relevant risks have been discussed in the risk factors entitled “Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and substantially harm our business and results of operations.” and “Substantial uncertainties exist with respect to the changes in laws or regulations relating to privacy, cybersecurity or data protection in the jurisdictions our business is subject to, as well as any impact it may have on our business operations.” on page 16 and 17 of the 2023 Form 20-F.

Further, as of the date of this letter, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. As of the date of this letter, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis.

However, we cannot affirm that regulators of mainland China share the same interpretation, since many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. To address the Staff’s concerns expressed under this comment, we respectively propose to disclose such uncertainties as stated in our response to Comment 8 above.

You may face difficulties in protecting your interests . . ., page 25

12.	We note your disclosure that "[m]ost of our directors and officers reside outside the United States and all or a substantial portion of their assets are located outside of the United States." To the extent one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals and (ii) include a separate “Enforceability” section addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 25-26:

You may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, primarily operate our business through our subsidiaries in different countries and all ~~a majority~~ of our officers reside outside the United States.

We are incorporated in the Cayman Islands and primarily conduct our online retailing business through our subsidiaries in different countries. ~~Most of~~ Among our directors and officers, Mr. Jian He, Mr. Zhiping Qi, Mr. Zhentao Wang, Mr. Xiongping Yu, Mr. Meng Lian, Ms. Ge Yan, Mr. Wei Yu, Mr. Peng Wu, Mr. Lei Deng, Mr. Bin Shi and Ms. Yuanjun Ye mainly reside in mainland China, while the other directors and officers all reside in the United States ~~outside the United States~~ and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands, Hong Kong or ~~PRC~~ mainland China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the mainland China, Hong Kong and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in other jurisdictions. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China ~~the PRC~~. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States or Hong Kong courts (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or Hong Kong courts if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have stand to initiate a shareholder derivative action before the federal courts of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Page 63:

Enforceability of Civil Liabilities

Our business operations are primarily conducted in Singapore, Hong Kong, mainland China, the United States and the Netherlands. Among our directors and officers, Mr. Jian He, Mr. Zhiping Qi, Mr. Zhentao Wang, Mr. Xiongping Yu, Mr. Meng Lian, Ms. Ge Yan, Mr. Wei Yu, Mr. Peng Wu, Mr. Lei Deng, Mr. Bin Shi and Ms. Yuanjun Ye mainly reside in mainland China, while the other directors and officers all reside in the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There is uncertainty as to whether the courts of mainland China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions, please do not hesitate to contact our U.S. legal counsel, Yu Wang, at (+852) 6386 1503. If you have any further comments, we would appreciate it if you would forward them by electronic mail to us at yeyuanjun@lightinthebox.com and our legal counsel at wangyu@hankunlaw.com or by phone.

Very truly yours,

/s/ Yuanjun Ye
Yuanjun Ye
Chief Financial Officer

cc:   Yu Wang, Esq.

Han Kun Law Offices LLP

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